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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       REPORT OF A FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                           THE SECURITIES ACT OF 1934


For the month of                            July                            2005
                 ---------------------------------------------------------


                               Acetex Corporation
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)


                    750 World Trade Centre, 999 Canada Place,
                  Vancouver, British Columbia, Canada  V6C 3E1
--------------------------------------------------------------------------------
                  (Translation of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                   Form 40-F    /X/
          -----------                -----------


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                  No     /X/
    ------------        -----------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________]


This Form 6-K consists of a press release announcing European commission approval for Celanese acquisition of Acetex.


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                                                                          Page 2


[ACETEX LOGO]

FOR IMMEDIATE RELEASE

EUROPEAN COMMISSION GRANTS UNCONDITIONAL APPROVAL FOR CELANESE ACQUISITION OF ACETEX

VANCOUVER, BC, CANADA - JULY 13, 2005 - Acetex Corporation (TSX: ATX) announced that the European Commission ("EC") has granted Celanese Corporation unconditional approval of the acquisition of Acetex. As all necessary regulatory permissions have now been given and, as Acetex shareholders approved the transaction on January 12, 2005, Celanese expects to close the transaction on or about July 20, 2005.

ACETEX CORPORATION HAS TWO PRIMARY BUSINESSES -- ITS EUROPEAN ACETYLS BUSINESS AND THE SPECIALTY POLYMERS AND FILMS BUSINESS. OUR ACETYLS BUSINESS IS EUROPE'S SECOND LARGEST PRODUCER OF ACETIC ACID AND POLYVINYL ALCOHOL AND THIRD LARGEST PRODUCER OF VINYL ACETATE MONOMER. THESE CHEMICALS AND THEIR DERIVATIVES ARE USED IN A WIDE RANGE OF APPLICATIONS IN THE AUTOMOTIVE, CONSTRUCTION, PACKAGING, PHARMACEUTICAL AND TEXTILE INDUSTRIES.

SPECIALTY POLYMERS DEVELOPED AND MANUFACTURED BY ACETEX ARE USED IN THE MANUFACTURE OF A VARIETY OF PLASTICS PRODUCTS, INCLUDING PACKAGING AND LAMINATING PRODUCTS, AUTO PARTS, ADHESIVES AND MEDICAL PRODUCTS. THE FILMS BUSINESS FOCUSES ON PRODUCTS FOR THE AGRICULTURAL, HORTICULTURAL AND CONSTRUCTION INDUSTRIES.

ACETEX DIRECTS ITS OPERATIONS FROM ITS CORPORATE HEAD OFFICE IN VANCOUVER, CANADA. ACETEX HAS PLANTS IN FRANCE, SPAIN, AND EDMONTON, ALBERTA, AND SELLS TO CUSTOMERS PRIMARILY IN EUROPE, THE UNITED STATES, AND CANADA. ACETEX'S COMMON SHARES ARE LISTED FOR TRADING UNDER THE SYMBOL "ATX" ON THE TSX, WHICH HAS NEITHER APPROVED NOR DISAPPROVED THE INFORMATION CONTAINED HEREIN.

INFORMATION IN THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, SUCH FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY THE FORWARD-LOOKING STATEMENTS. THEY INCLUDE WORLD WIDE ECONOMIC CONDITIONS, ACTIONS OF COMPETITORS, THE AVAILABILITY AND COST OF FEEDSTOCK, THE ABILITY TO IMPLEMENT BUSINESS STRATEGIES AND PURSUE BUSINESS OPPORTUNITIES, CONDITIONS IN THE CHEMICALS BUSINESS INCLUDING THE SUPPLY AND DEMAND .FOR INDUSTRIAL CHEMICALS AND THE RISKS ATTENDANT WITH PRODUCING AND MARKETING INDUSTRIAL CHEMICALS AND CARRYING OUT MAJOR CAPITAL PROJECTS. FORWARD-LOOKING STATEMENTS IN THIS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. INVESTORS OF ACETEX ARE CAUTIONED THAT ALL FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RISKS AND UNCERTAINTIES DETAILED IN THE FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC) AND THE APPLICABLE CANADIAN SECURITIES COMMISSIONS OF ACETEX AND WITH THE SEC, COPIES OF WHICH ARE AVAILABLE FROM ACETEX.

FOR FURTHER INFORMATION CONTACT: LYNN HAYCOCK (604) 688-9600 OR VIA E-MAIL AT haycock@acetex.com.


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                                                                          Page 3


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                ACETEX CORPORATION
                                                -------------------------------
                                                (Registrant)


DATE: July 15, 2005                             By:  "Brooke N. Wade"
                                                -------------------------------
                                                Brooke N. Wade
                                                Chief Executive Officer